SUPERCOM LTD
3 Rothschild Street
Tel Aviv 6688106
Israel

August 1, 2023

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Mail Stop 3561
Washington, D.C. 20549

Attn:	Patrick Fullem

Re:	SuperCom Ltd. Acceleration Request for Registration Statement on Form F-1, as amended File No. 333-273291

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), SuperCom Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 (as amended, the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m. Eastern Time on Tuesday, August 1, 2023, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We respectfully request that we be notified of such effectiveness by a telephone call to Sasha Ablovatskiy of Foley Shechter Ablovatskiy LLP at (212) 335-0466.

Please contact Sasha Ablovatskiy of Foley Shechter Ablovatskiy LLP via telephone at (212) 335-0466 or via e-mail at sablovatskiy@foleyshechter.com with any questions.

Sincerely,

SUPERCOM LTD.

By:	/s/ Ordan Trabelsi
Name:	Ordan Trabelsi
Title:	President and Chief Executive Officer

Cc:	Sarit Molcho, Adv. (S. Friedman & Co) Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP) Jonathan Shechter, Esq. (Foley Shechter Ablovatskiy LLP)